SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Universal Forest Products, Inc. Employees' Profit Sharing
and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Members of the Profit Sharing and 401(k) Trustee Committee
Universal Forest Products, Inc.
Employees’ Profit Sharing and 401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO USA, LLP

Grand Rapids, Michigan
June 8, 2012

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value	$134,100,308	$153,665,588

Notes receivable from participants	6,929,203	6,808,466
Employer contribution receivable	291,387	170,155
Due from investment broker	12,921	3,643
	141,333,819	160,647,852
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(812,928)	(660,025)
Net assets available for benefits	$140,520,891	$159,987,827

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Additions
Investment (loss) income:
Dividend and interest income	$1,273,521	$980,743
Net (depreciation) appreciation in fair value of common stocks	(8,189,325)	1,497,187
Net appreciation in fair value from common collective trust funds	829,572	1,366,964
Net (depreciation) appreciation in fair value from mutual funds	(2,423,327)	8,386,426
Total investment (loss) income	(8,509,559)	12,231,320
Participant contributions	7,413,716	7,270,571
Rollover contributions	569,489	163,180
Employer contributions	1,543,404	1,401,391
Interest from notes receivable from participants	402,012	479,575
	1,419,062	21,546,037
Deductions
Distributions to participants	(20,405,155)	(9,126,614)
Administrative expenses	(478,061)	(434,967)
	(20,883,216)	(9,561,581)

Net (decrease) increase	(19,464,154)	11,984,456

Transfers out (Note 3)	(2,782)	(4,405)

Net assets available for benefits at beginning of year	159,987,827	148,007,776
Net assets available for benefits at end of year	$140,520,891	$159,987,827

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements

1.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Universal Forest Products, Inc. (Plan Sponsor) Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 4.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management currently is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. There is no restriction in place with respect to the daily redemption of the common collective trust at this time.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of common stock of Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Union Bond & Trust Company Stable Value Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Union Bond & Trust Company Stable Value Fund held by the Fund. At December 31, 2011 and 2010, 895,596 and 1,090,883 units, respectively, were outstanding with a value of $31.65 and $39.40 per unit, respectively.

The Pimco Total Return Fund (the Return Fund) is also tracked on a unitized basis. The Return Fund consists of the Pimco Total Return Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Return Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Pimco Total Return Fund and the cash held. At December 31, 2011 and 2010, 330,189 and 354,946 units, respectively, were outstanding with a value of $20.57 and $19.80 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2011 and 2010 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $27,659,397 and $41,884,447, respectively.  This investment represents 21% and 27% of total investments at December 31, 2011 and 2010, respectively.  A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan and applied to the applicable participant balances. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor or other Participating Employers, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.  Effective January 1, 2011, eligible employees are those who are 18 years or older, have completed 60 days of employment and are hired to work more than 180 days.

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferrals in 2011 and 2010, subject to a limit of 6% of each participant’s eligible compensation. Additional discretionary matching contributions may be made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to participants who had at least 1,000 hours or service during the plan year and are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures are used to offset the Plan Sponsor’s matching contributions and for reasonable administrative expenses. During 2011 and 2010, forfeitures of approximately $101,000 and $205,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loans as outlined in the Plan Document. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2011) plus 2% calculated on a daily basis. Effective April 1, 2009, the total loans available changed from five loans to two loans outstanding at any time.

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

3.	Transfers

As permitted by the plan, funds totaling approximately $2,780 and $4,400 were transferred to the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) during 2011 and 2010, respectively, due to employee transfers.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2011 and 2010.

	Investment Assets at Fair Value
	as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stocks	$27,659,397	$-	$-	$27,659,397
Common collective trust funds		33,379,701		33,379,701
Mutual funds:
Bond funds	6,793,267			6,793,267
Target funds	23,130,528			23,130,528
Domestic stock funds	38,511,282			38,511,282
International stock funds	4,626,133			4,626,133
Total mutual funds	73,061,210			73,061,210
Total investments at fair value	$100,720,607	$33,379,701	$-	$134,100,308

	Investment Assets at Fair Value
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stocks	$41,884,447	$-	$-	$41,884,447
Common collective trust funds		40,556,947		40,556,947
Mutual funds:
Bond funds	7,029,288			7,029,288
Target funds	24,694,023			24,694,023
Domestic stock funds	33,929,040			33,929,040
International stock funds	5,571,843			5,571,843
Total mutual funds	71,224,194			71,224,194
Total investments at fair value	$113,108,641	$40,556,947	$-	$153,665,588

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

There have been no changes in the methodologies used at December 31, 2011 and 2010, and there have been no significant transfers in or out of Levels 1, 2 or 3.

Individual assets that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2011	2010

Universal Forest Products Common Stock	$27,659,397	$41,884,447
Union Bond & Trust Company Stable Value Fund	33,379,701	34,672,050
T. Rowe Price Retirement 2020 Fund	10,806,562	11,256,174
Invesco Van Kampen Growth and Income Fund	10,627,763	12,072,703
Dreyfus Midcap Index Fund	8,294,460	8,415,382
Neuberger Berman Genesis Fund	8,054,733	*
* Below 5% of net assets available for benefits

5.	Income Tax Status

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated October 24, 2011, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Notes to Financial Statements (continued)

6.	Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits from the financial statements	$140,520,891	$159,987,827
Net adjustment to fair value for fully benefit responsive investment contracts	812,928	660,025
Assets available for benefits from the Form 5500	$141,333,819	$160,647,852

The following is a reconciliation of the net increase in net assets per the financial statements to the Form 5500:

	December 31
	2011	2010
Net (decrease) increase in net assets from the financial statements	$(19,464,154)	$11,984,456
2011 Net adjustment to fair value for fully benefit responsive investment contracts	812,928
2010 Net adjustment to fair value for fully benefit responsive investment contracts	(660,025)	660,025
2009 Net adjustment to fair value for fully benefit responsive investment contracts		(165,874)

(Decrease) increase in net assets from the Form 5500	$(19,311,251)	$12,478,607

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #38-1465835    Plan #001

December 31, 2011

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$27,659,397

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	33,379,701

	Mutual funds:
	American Funds	Growth Fund of America	5,153,789
	Dreyfus	Midcap Index Fund	8,294,460
	Pimco	Total Return Fund	6,793,264
	Thornburg	International Value Fund	4,626,133
	Neuberger Berman	Genesis Fund	8,054,733
	Invesco Van Kampen	Growth and Income Fund	10,627,763
	Vanguard	500 Index Fund	6,380,540
	T. Rowe Price	Retirement 2050 Fund	1,547,674
		Retirement 2040 Fund	4,148,136
		Retirement 2030 Fund	4,587,084
		Retirement 2020 Fund	10,806,562
		Retirement 2010 Fund	1,075,729
		Retirement Income Fund	965,343
			73,061,210
			134,100,308

*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 4.25% to 11.5%	6,929,203
			$141,029,511

*	Indicates a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee's Profit
Sharing and 401(k) Retirement Plan

Date: June 8, 2012	/s/ Michael R. Cole
Michael R. Cole,
Universal Forest Products, Inc., Plan Administrator

Date: June 8, 2012	/s/ Robert A. Hendricks
Robert A. Hendricks,
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP